UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JUNE, 2005.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   JUNE 21, 2005                      /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

                          NEWS RELEASE - JUNE 21, 2005

         DRILLING INTERCEPTS SILVER MINERALIZATION 525 METRES NORTHWEST
              OF CALCITE HILL RESOURCE AT IMA'S NAVIDAD DISCOVERY


IMA Exploration Inc. (IMR-TSX.V, IMXPF-OTC.BB) is pleased to announce results for diamond drill holes 175 to 188 from its 100% owned Navidad Silver-Lead project in Patagonia, Argentina. Holes 178 and 179, located 525 metres to the northwest of the boundary of current resources at Calcite Hill (see attached map), intercepted 30.0M OF 122 G/T SILVER AND 25.0M OF 251 G/T SILVER, respectively, discovering an important extension to the mineralization along the Navidad Trend. In addition, hole 175 which was drilled at Galena Hill, intercepted 194 METRES OF 188 G/T SILVER AND 5.8% LEAD including 49.8 metres of 481 g/t silver and 14.2% lead (see attached table). These results highlight the potential for increasing the silver resources at the Navidad project.

Indicated Resources at the Navidad Silver-Lead discovery of 300.7 million ounces of silver and 1.27 million tonnes of lead (92.8 million tonnes @ 101 g/t silver and 1.36% lead), and Inferred Resources of 39.4 million ounces of silver (15.2 million tonnes @ 78 g/t silver), are located within a 2.3 kilometre segment of the Navidad Trend. Significant portions of the three mineralized trends that have been identified to date on the Navidad project have received little or no drilling. The Navidad Trend, the Argenta Trend and the Esperanza Trend combined cover in excess of 14 km of strike potential. Continued exploration drilling will systematically drill test the mineralized trends and updated resource calculations will be conducted on an ongoing basis as drill results warrant.

Step-out drilling 525m to the northwest of the Indicated Mineral Resource at Calcite Hill has identified an important new style of silver mineralization. This mineralization consists of minor amounts of galena and possibly other sulphide/sulphosalt minerals, hosted within coarse-grained sedimentary rocks that occur interbedded within a finer grained sedimentary sequence. The coarse grained sediments have strong clay alteration and appear to be partially derived from the favourable volcanic horizon that hosts most of the Navidad Project mineralization, but are located laterally and/or above it. Six drill holes have been completed ranging from 525 to 1,225 metres to the northwest of Calcite Hill where new resources were recently reported (June 16, 2005). Results are available for only the first two, holes 178 and 179. Both holes contain intersections with significant silver and lead values over significant core lengths. Mineralization intercepted in these two holes appears to correlate well across the 110m between the mineralized intervals, with a nearly horizontal dip. The mineralization starts 30-50m below surface and has a true thickness of about 20-35m. At present the extents of this new style of mineralization are unknown, however the sedimentary rocks which host the mineralization are present over a large area extending from Calcite Hill to the west and northwest. Further drilling in this area will be planned once the results of all six reconnaissance holes are received.

Diamond drill hole 175 was drilled at Galena Hill in order to provide material for ongoing metallurgical testing. It was drilled from the platform of hole NV04-44 at a 45(Degree) angle and crosses holes NV04-42 and 43 (113m of 158 g/t silver, 2.07% lead and 83.0m of 161 g/t silver, 5.8% lead). Hole 175 returned significantly higher than expected silver and lead values and significantly exceeds the values predicted by the Galena Hill block model prepared by Snowden and announced May 25, 2004. Hole 175 intersected 194 metres of 188 g/t silver and 5.8% lead including 49.8 metres of 481 g/t silver and 14.2% lead.

NEWS RELEASE                                                       JUNE 21, 2005
IMA EXPLORATION INC.                                                      PAGE 2
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Eleven  new  holes  have been  completed  to date at  Calcite  Hill  around  the peripheries of the Indicated Resource (12 million tonnes @ 83 g/t silver and 0.75% lead - see June 16, 2005 release). The purpose of these drill holes was to better define the margins of the Calcite Hill resource, in general results from this drilling are as expected and will allow the company to move ahead with testing new zones.

Dr. Paul Lhotka is IMA's Qualified Person for the Navidad project under National Instrument 43-101 regulations and has overseen all aspects of the current exploration program. IMA has implemented a rigorous program of quality assurance and quality control at the Navidad project, for complete details of this and for more maps depicting the work described herein please visit IMA's web site at HTTP://WWW.IMAEXPLORATION.COM/.

IMA Exploration Inc's Annual General Meeting of shareholders will take place at 12:30pm on Thursday June 23rd, 2005, in the Garibaldi Room at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, B.C., Canada.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2005 NUMBER 12

NEWS RELEASE                                                       JUNE 21, 2005
IMA EXPLORATION INC.                                                      PAGE 3
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Diamond drill hole results, holes NV04-175 to 188:


---------------------------------------------------------------------------------------------------------------------
                                                            COMPOSITE       (LWA)       (LWA)        (LWA)       (LWA)
     DDH         LOCATION             FROM         TO         LENGTH       SILVER      COPPER        LEAD        ZINC
                                    (metres)    (metres)     (meters)       (g/t)         %           %            %
---------------------------------------------------------------------------------------------------------------------

NV05-175         Galena Hill          47.18      241.63       194.45         188         0.01        5.79        0.38
     including                        47.18      174.87       127.69         254         0.01        8.13        0.55
     including                        47.18       97.00        49.82         481         0.02       14.23        0.71
---------------------------------------------------------------------------------------------------------------------
NV05-176         Calcite Hill         95.65      206.10       110.45          28         0.07        0.28        0.02
     including                        95.65      116.64        20.99          63         0.02        1.46        0.05
     including                       107.50      116.64         9.14          89         0.02        2.22        0.04
---------------------------------------------------------------------------------------------------------------------
NV05-177         Calcite Hill        213.18      218.10         4.92          94         0.17        0.19        0.09
---------------------------------------------------------------------------------------------------------------------
NV05-178        NW Calcite Ext        68.00      112.80        44.80          96         0.03        0.76        0.07
     including                        71.00      101.00        30.00         122         0.04        0.52       -0.01
---------------------------------------------------------------------------------------------------------------------
NV05-179        NW Calcite Ext        43.10       68.10        25.00         251         0.08        0.32        0.01
     including                        56.10       58.78         2.68        1909         0.58        1.31        0.09
---------------------------------------------------------------------------------------------------------------------
NV05-180         Calcite Hill        104.40      113.40         9.00         119         0.07        0.20        0.03
---------------------------------------------------------------------------------------------------------------------
NV05-181         Calcite Hill          3.00       19.02        16.02          36        -0.01        0.34        0.19
           and                        93.83      122.20        28.37          25         0.02        0.32        0.08
---------------------------------------------------------------------------------------------------------------------
NV05-182         Calcite Hill        123.07      156.81        33.74          39         0.13        0.02        0.03
     including                       123.07      128.20         5.13          57         0.26        0.01        0.06
     including                       145.96      156.81        10.85          71         0.11        0.03        0.02
---------------------------------------------------------------------------------------------------------------------
NV05-183         Calcite Hill        154.69      159.71         5.02          47         0.09        0.01       -0.01
           and                       196.75      201.00         4.25          67         0.10        0.02        0.02
---------------------------------------------------------------------------------------------------------------------
NV05-184         Calcite Hill         82.66      176.20        93.54          97         0.04        0.77        0.02
     including                        94.90       99.82         4.92         712         0.32        3.65        0.05
     including                       120.14      124.07         3.93         333         0.13        0.29        0.00
---------------------------------------------------------------------------------------------------------------------
NV05-185         Calcite Hill        106.97      143.00        36.03          71         0.29        0.23        0.06
     including                       106.97      111.22         4.25         256         0.66        0.61        0.16
           and                        58.25       59.81         1.56        5106         1.38        3.12        0.27
---------------------------------------------------------------------------------------------------------------------
NV05-186         Calcite Hill         43.50      100.20        56.70          82         0.12        0.99        0.19
     including                        44.70       53.10         8.40         259         0.08        6.15        0.68
---------------------------------------------------------------------------------------------------------------------
NV05-187         Calcite Hill                                  no significant results
---------------------------------------------------------------------------------------------------------------------
NV05-188         Calcite Hill        184.16      200.00        15.84         168         0.21        0.01        0.04
---------------------------------------------------------------------------------------------------------------------


NEWS RELEASE                                                       JUNE 21, 2005
IMA EXPLORATION INC.                                                      PAGE 4
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                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted Graphic -  Map of Calcite Hill Resource and Recent Drilling
                   Prepared June 21, 2005

                   Legend showing Navidad Drill Results with g/t silver X Intercept Length

                   Pinpointing Calcite Hill Indicated Resource
                   Pinpointing Navidad Hill Indicated Resource

   [Omitted Graphic may be viewed at Company website: www.imaexploration.com]